SEC Mail Processing Section MAR 01 2011 Washington, DC 106

11019553

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HWJ Capital Partners II, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

7350 N.E. 8th Avenue
(No. and Street)

Boca Raton	**Florida**	**33487**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred Reeves **(954) 258-5341**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	**33431**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 01 2011 Washington, DC 106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Alfred P Reeves III, swear (or affirm) that, to my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HWJ Capital Partners, LLC**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JUDITH PORGES
MY COMMISSION # DD 691463
EXPIRES: July 7, 2011
Bonded Thru Notary Public Underwriters

Signature

Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SICP Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF REGISTERED INDEPENDENT ACCOUNTANT

To Board of Directors of
HWJ Capital Partners II, LLC
Boca Raton, Florida

We have audited the accompanying balance sheet of HWJ Capital Partners II, LLC (the "Company"), as of December 31, 2010, and the related statements of income, changes in members' deficit and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HWJ Capital Partners II, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 25, 2011

2401 NW Boca Raton Boulevard ♦ Boca Raton, FL 33431-6632 ♦ t: 561.367.1040 ♦ f: 561.750.3236
4455 Military Trail, Suite 201 ♦ Jupiter, FL 33458-4843 ♦ t: 561.622.8920 ♦ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ♦ Sunrise, FL 33325-6254 ♦ t: 954.974.3544 ♦ f: 954.974.3680
PCAOB Registered www.daszkalbolton.com AGN *Affiliated Offices Worldwide*

HWJ CAPITAL PARTNERS II, LLC
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current assets:		
Cash and cash equivalents	$	149,001
Accounts receivable from related party		6,066
Receivable from clearing organization		30
Total current assets		155,097
Other assets:		
Deposits	$	1,314
Total assets	$	156,411

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:		
Due to related party	$	150,000
Accrued fee sharing expenses		6,066
Other accrued expenses		8,500
Total liabilities		164,566
Members' deficit		(8,155)
Total liabilities and members' deficit	$	156,411

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC
Statement of Income
For the Year Ended December 31, 2010

Revenues:		
Proprietary trade gains	$	1,459,380
Interest and dividend income		30,040
Total revenues		1,489,420
Expenses:		
Interest expense		7,545
Margin interest		8,570
Professional fees		16,811
Regulatory fees		4,280
Total expenses		37,206
Net income	$	1,452,214

See accompanying notes to financial statements.

HWJ CAPITAL PARTNERS II, LLC
STATEMENT OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2010

	Members' Equity (Deficit)
Balance, December 31, 2009	$ 2,285,327
Net income	1,452,214
Members' contributions	25,889
Members' distributions	(3,771,585)
Balance, December 31, 2010	$ (8,155)

See accompanying notes to financial statements.

HWJ CAPITAL PARTNERS II, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 1,452,214
Changes in operating assets and liabilities:	
Increase in receivable from clearing organization	(30)
Increase in related party receivable	(2,427)
Increase in deposits	(1,314)
Decrease in investments	5,693,865
Decrease in cash overdraft	(3,408,538)
Increase in accrued expenses and other liabilities	10,927
Net cash provided by operating activities	3,744,697
Cash flows from financing activities:	
Receipt of related party loans	150,000
Members' contributions	25,889
Members' distributions	(3,771,585)
Net cash provided used in financing activities	(3,595,696)
Net change in cash	149,001
Cash, beginning of year	-
Cash, end of year	$ 149,001
Supplemental disclosure of cash activity:	
Cash paid for margin interest	$ 8,570
Cash paid for interest expense	$ 7,545

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

HWJ Capital Partners II, LLC (the "Company") (a Delaware Limited Liability Company) is a broker-dealer located in Boca Raton, Florida, with offices in California and New York. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The limited liability company documents stipulate continuation of the Company until December 31, 2010, unless otherwise dissolved or extended before such date. The Company's managing member has directed the orderly dissolution of the Company as provided by Delaware Law.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's accounts are recorded at fair (settlement) value as the Company is in the process of dissolution.

Securities Transactions
The Company is engaged solely in the proprietary trading of equities and bonds through a registered prime brokerage firm. Proprietary securities transactions are recorded on the trade date as if they had settled.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company does not have customers, does not carry a dealer inventory of securities, and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Investment Valuation
Investments in long and short positions in marketable securities are recorded at their market value, in accordance with ASC 820-10, "*Fair Value Measurements.*"

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to members of the Company.

Date of Management Review
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 25, 2011 the financial statement issuance date.

New Pronouncements
In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-29, "Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations". The objective of this ASU is to address diversity in practice about the presentation of pro forma revenue and earnings disclosure requirements for business combinations, and specifies that a public entity that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU is effective prospectively for business combinations on or after January 1, 2011. As this ASU is limited to supplemental disclosures, its adoption will not have an impact on the Company's financial condition or results of operations.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of ($164,536), which was $264,536 below the amount required to be maintained at December 31, 2010.

NOTE 4 – RELATED PARTIES

Two of the members of the Company own 100% of Harch Capital Management, LLC ("HCM") (a Delaware Limited Liability Company). HCM is a registered investment advisor under the Investment Advisors Act of 1940. HCM provides the use of employees, office space, secretarial and services at no charge to the Company. Operating results of the Company might be significantly different if the companies were autonomous.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

As of December 31, 2010, the Company's cash equivalents include money market funds. These securities are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 6 – COMMITMENTS

The Company maintains several agreements with Credit Suisse Securities, Inc., including a Prime Brokerage Margin Account Agreement, a Letter Agreement, an Options Agreement and a Margin Lending, Securities Lending, Custody Account and Sweep Account Agreement. The agreements may be terminated in writing at any time.

NOTE 7 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are in an account at a brokerage firm. The securities are insured by Securities Investor Protection Corporation ("SIPC") to a maximum of $500,000.

SUPPLEMENTARY INFORMATION

HWJ Capital Partners II, LLC
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securites and Exchange Commission
December 31, 2010

Net capital:		
Total members' equity	$	(8,155)
Non-allowable assets:		
Funds on deposit without executed PAIB agreement		(149,001)
Central Registry Depository (CRD) Deposit		(1,314)
Related party and other receivables		(6,066)
Total non-allowable assets		(156,381)
Haircuts on securities		-
Undue concentration		-
Total net capital		(164,536)
Minimum net capital required - 6 2/3% of aggregate indebtness included in the balance sheet or $100,000 whichever is greater		100,000
Net capital deficiency		(264,536)
Aggregate indebtness as included in the Statement of Financial Condition		164,566
Ratio of aggregate indebtness to net capital		nm*

* not meaningful

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2010 as compared to the computation of net capital as shown above.

HWJ Capital Partners II, LLC is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
HWJ Capital Partners II, LLC
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (TAR - Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by HWJ Capital Partners II, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries contained in the Company's cash disbursements journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 25, 2011

2401 NW Boca Raton Boulevard ♦ Boca Raton, FL 33431-6632 ♦ t: 561.367.1040 ♦ f: 561.750.3236
4455 Military Trail, Suite 201 ♦ Jupiter, FL 33458-4843 ♦ t: 561.622.8920 ♦ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ♦ Sunrise, FL 33325-6254 ♦ t: 954.974.3544 ♦ f: 954.974.3680
PCAOB Registered www.daszkalbolton.com AGN *Affiliated Offices Worldwide*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

Amended

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066560 FINRA DEC
HWJ Capital Partners II LLC
7350 NE 8th Avenue
Boca Raton, FL 33487

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Alfred Reeves 954-258-5341

2. A. General Assessment (item 2e from page 2) $ 3,723.65

B. Less payment made with SIPC-6 filed (exclude interest) (3,656.78)
7/26/10 + SIPC 2 1/25/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 66.87

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 66.87

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 66.87

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HWJ Capital Partners II LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Principal
(Title)

Dated the 18 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amended 2-18-11

Amounts for the fiscal period beginning 1-1, 2010 and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,489,461
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—0—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	—0—
2d. SIPC Net Operating Revenues	$ 1,489,461
2e. General Assessment @ .0025	$ 3,723.65 (to page 1, line 2.A.)

INTERNAL CONTROL

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
HWJ Capital Partners II, LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of HWJ Capital Partners II, LLC, (the "Company"), for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2401 NW Boca Raton Boulevard ♦ Boca Raton, FL 33431-6632 ♦ t: 561.367.1040 ♦ f: 561.750.3236
4455 Military Trail, Suite 201 ♦ Jupiter, FL 33458-4843 ♦ t: 561.622.8920 ♦ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ♦ Sunrise, FL 33325-6254 ♦ t: 954.974.3544 ♦ f: 954.974.3680
PCAOB Registered www.daszkalbolton.com AGN *Affiliated Offices Worldwide*

Board of Directors
HWJ Capital Partners II, LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objective is missing, or when an existing control is not properly designed so that even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Daszkal Bolton LLP

Boca Raton, Florida
February 25, 2011

HWJ CAPITAL PARTNERS II, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS